Home - http://davlinfunds.org/

The Davlin Philanthropic Fund is a socially conscious business with the mission of harvesting the power of mutual funds to create "***sustainable giving".*** We believe that by creating a mutual fund where investors get all the returns and their favorite charities get a significant portion of the advisory fees, we have created a tool that can offer the average person the opportunity to make a significant difference.

With the Davlin Philanthropic Fund, you don't need to be rich to a philanthropist. Davlin Fund investors can make a 30, 40, or 50 year commitment to their favorite charities without sacrificing their savings or retirement nest egg. So stop paying advisory fees to just the owners of the fund adviser and start paying them to your favorite charities.

Investors Receive:

- The performance and structure of a diversified, S.E.C. registered, no-load mutual fund.
- To retain ownership of their assets.
- All the returns on the assets, less the normal fees.

Charities Receive:

- A significant portion of the annual fees that normally get paid to the mutual fund management company.

The World Receives:

- One more philanthropist.

Definition:

- Philanthropy - The love of humanity.

About - http://davlinfunds.org/about.html

Dear Investors,

Since the Davlin Philanthropic Fund is a unique investment creation, I thought it would be appropriate to address you personally, and explain how the Fund came into being.

My name is Bill Davlin, and this fund is the result of a need I've felt for some time. Everyone in the financial sector believes in making money. I do, too. Yet, I also believe we should make a difference in this world. Charitable giving often now seems an afterthought that takes place at the end of one's life. I think it should be one of our first thoughts: one that guides us throughout our lives.

Some years ago, I felt a nagging feeling that I wasn't achieving everything that I wanted out of my life. It became clear that while I was successful in my personal and business life, I was underachieving in my commitment to society. Like most Americans, I believe we all have a responsibility to make a lifelong commitment to the improvement of the world through volunteering and/or financial donations. Yet, with the time constraints of modern life, long hours at work and parenting; volunteering for extended periods of time didn't seem possible. I came away from that self-assessment resolved to make more consistent and meaningful financial commitments to my favorite charities. But where were the tools and financial vehicles needed to accomplish this?

Over time, I came to realize that while the capital markets continue to offer new investment vehicles on virtually a daily basis, the philanthropic world hadn't fundamentally changed the structure of giving since the United Way started payroll deductions more than 50 years ago. I decided to build a new financial vehicle that would create opportunities for philanthropy while generating competitive capital returns for investors. The Davlin Philanthropic Fund is our first success in creating a product that meets an investor's need to save for retirement, while at the same time fulfilling a commitment to make our world a better place.

The Davlin Philanthropic Fund is the first SEC-registered, open-ended, no load mutual fund managed by a non-profiting investment advisor. This allows Davlin Fund investors to receive all the normal returns from a mutual fund, while designating a significant portion of the advisory fees as donations to their favorite charities. So, if your life is as hectic as mine and your commitment to your favorite charities is suffering because of it, we hope that the Davlin Fund can help. As the fund grows in size, my hope is that it can become a major force in charitable giving, paving the way for us to create additional funds with the same philanthropic goal.

What started as a personal desire to improve my own charitable giving has become a bold experiment in social and financial change. Please join us in making a lifelong commitment to improving our world through the financial support of human services, conservation and the cultural arts charities of your choice.

Sincerely yours,
William E. B. Davlin

Mission:

The mission of the Davlin Philanthropic Funds is to create successful mutual funds that empower individuals to become philanthropists by seeking to provide both superior performance and the option for **"sustainable giving"**.

About the Davlin Philanthropic Fund:

The Davlin Philanthropic Fund is a socially conscious business with the mission of harvesting the power of mutual funds to create **"sustainable giving"**. We believe that by creating a mutual fund where the investors get all the returns and their favorite charities get most of the advisory fees, we have created a tool that can offer the average person the opportunity to make a significant difference. With the Davlin Philanthropic Fund, you don't need to be rich to be a philanthropist. The Davlin Philanthropic Fund allows investors to make a 30, 40, or 50 year commitment to their favorite charities without sacrificing their savings or retirement nest egg. So stop paying advisory fees just to the owners of the fund adviser and start paying them to your favorite charities.

The Fees work as follows:

- The investment adviser (Davlin Fund Advisors) will be paid annually a fee of 1.00 percent of the Fund's net assets to provide investment advice to the Fund and pay all of the Fund's ordinary operating expenses.
- Davlin Fund Advisors is committed to the philanthropic goals of the Davlin Fund and has agreed to waive all fees that would represent a profit to the Adviser so that they can be donated to charity.

- The Davlin Fund will donate an amount equal to 0.50 percent of the Fund's net assets, plus 100 percent of the Adviser's waived fees, to a 501(c)3 non-profit foundation, (the Davlin Foundation). On an annual basis, the Davlin Foundation will distribute the Fund's donations to various charities with guidance from the Fund's individual investors.

It is the Davlin Fund Advisors expectation that, as the Fund grows and the Adviser benefits from the economies of scale, the amount of the donations to charity will increase from 0.50 percent to, and perhaps exceeding, 1.00 percent of net Fund assets a year. To put this in perspective, the average American donates an estimated 1.6% of taxable income a year. With the Davlin Philanthropic Fund, we hope to provide investors with the tools needed to give away up to an additional 1.00% of assets. Since assets are a much larger base than income, we hope to fundamentally change the amount that Americans give to charity.

In addition, the Davlin Philanthropic Fund runs a matching program. As part of this program some of our investors, which we call Donation Matching Investors, allow their donations to be used to match other investor's donations. We refer to the amount of the match as the Matching Premium. For example, a $2.00 Matching Premium means that for every $1.00 of donation created by our typical investor, our Donation Matching Investors will donate an additional $2.00. Please keep in mind that this Matching Premium will change both up and down over time as the ratio between Donation Matching Investors and normal investors change with contributions and redemptions. It is also worth noting that the Davlin Foundation Board of Directors will decide which charities will receive the matching funds. To give you some idea, the March 2013 donation matches ranged from as little as $89.71 to as large as $5,275.60. On the low side, there was a small investor that had only accrued $10.29 in donations for their charity, so the Board used matching funds to make it an even $100.00 donation. On the larger side, the Board used matching funds to increase a $524.40 gift up to $5,800.00 for the Earthwatch Institute. Most importantly, all of the individual charities that were chosen by our investors received matching donations.

Launched in July of 2008, the Davlin Philanthropic Fund is a diversified, SEC registered, open-end mutual fund investing primarily in US-based companies. The Fund seeks long term capital appreciation and emphasizes a value style of investing without regard to company size. The Fund will be managed by Davlin Fund Advisors, a Registered Investment Adviser. The Portfolio Manager, William E. B. Davlin, is responsible for supervising the Fund's daily investment activities. Mr. Davlin has nineteen years experience in the financial world. Mr. Davlin's previous job was the chief financial officer of Burst Media Corporation. Prior to that, Mr. Davlin was a research associate at the Royce Funds. Mr. Davlin started his career as an analyst at the Equitable Financial Companies. Mr. Davlin earned his MBA from Fordham University with Beta Gamma Sigma honors and BS in Mechanical Engineering from Lafayette College.

Notable Quotes:

"A life is not important except in the impact it has on other lives" - Jackie Robinson

"Philanthropy is almost the only virtue which is sufficiently appreciated by mankind." -Henry David Thoreau

"No one would remember the Good Samaritan if he'd only had good intentions. He had money as well." - Margaret Thatcher

"For we must consider that we shall be as a city upon a hill. The eyes of all people are upon us." - John Winthrop

"I expect to pass through this world but once. Any good therefore that I can do, or any kindness that I can show to any fellow creature, let me do it now. Let me not defer or neglect it, for I shall not pass this way again." - Stephen Grellen

"No act of kindness, no matter how small, is ever wasted." - Aesop

"Use philanthropy to make the transition from success to significance" – Unknown

Performance - http://davlinfunds.org/performance.html

The Davlin Philanthropic Fund Performance

Cusip Number: 23918P107   **Ticker Symbol: DPFDX**

Data as of 10/14/2013

	Price	Change	% Change
Daily Performance			
Davlin Philanthropic Fund	$15.92	0.04	0.25 %
Russell 2000*	$1,090.30	5.98	0.55 %
S&P 500 Index*	$1,710.14	6.94	0.41 %
Year to Date Performance			
Davlin Philanthropic Fund	$15.92	2.73	20.70 %
Russell 2000*	$1,090.30	240.95	28.37 %
S&P 500 Index*	$1,710.14	283.95	19.91 %
History to Date Performance			
Davlin Philanthropic Fund	$15.92	7.68	11.25 % **
Russell 2000*	$1,090.30	357.68	7.72 % **
S&P 500 Index*	$1,710.14	351.70	4.40 % **

Fund effective date June 11, 2008

* Return does not include reinvestment of dividends.
** Annualized Return.

Past performance is not indicative of future performance. Investors should consider the investment objectives, risks, and charges and expenses of investing in the Fund carefully before investing. The Fund's Prospectus contains this and other information about the Fund. Prospectuses are available by clicking on the link above or by contacting us toll-free at 1-877-DAVLIN-8 or 1-877-328-5468. The Prospectus should be read carefully before investing.

News & Commentary - http://davlinfunds.org/newscommentary.html

Press Releases:

 - May 30, 2013 - 2013 Donations to Twenty-Three Charities
   http://davlinfunds.org/May2013_PressRelease.pdf

 - May 17, 2012 - 2012 Donations to Twenty-Two Charities
   http://davlinfunds.org/May2012_PressRelease.pdf

- July 27, 2011 - Davlin Philanthropic Fund Achieves Morningstar Five-Star Rating for Three-Year Performance
    http://davlinfunds.org/MorningstarRatingReleaseJuly2011.pdf

- July 27, 2011 - Claire Gaudiani Joins The Davlin Foundation Board
    http://davlinfunds.org/ClaireGaudianiJoinsBoardJuly2011.pdf

Newsletters:

- January 2013 Newsletter
   http://hosted.verticalresponse.com/535051/8200014c07/1502501675/8d9a7daf36/

- July 2012 Newsletter
   http://hosted.verticalresponse.com/535051/0303bcdd36/1502501675/8d9a7daf36/

- January 2012 Newsletter
   http://hosted.verticalresponse.com/535051/43b93ff113/1502516179/8d9a7daf36/

- September 2011 Newsletter
   http://hosted.verticalresponse.com/535051/faf905822d/1502501675/8d9a7daf36/

In The News:

- December 25, 2009 - Picking philanthropy: Bill Davlin
    http://www.davlinfunds.org/BBJArticleDec2009.pdf

- December 8, 2009 - Funding Good Causes
   http://online.wsj.com/article/SB10001424052748704779704574553632895449734.html

Additional Information:

- November 2011- Background
   http://www.davlinfunds.org/BackgroundNov2011.pdf

- Davlin Foundation 2013 Form 990
   http://www./davlinfunds.org/2013Form990.pdf

View our Archives here

Press Releases:

- April 12, 2011 - 2011 Donations to Twenty-One U.S. Charities
    http://davlinfunds.org/April2011_PressRelease.pdf

- December 8, 2010 - New Donation Matching Program
    http://davlinfunds.org/December2010_PressRelease.pdf

- April 19, 2010 - 2010 Donations to Eighteen U.S. Charities
   http://davlinfunds.org/April2010_PressRelease.pdf

- June 22, 2009 - Announces First Year Performance
    http://davlinfunds.org/June2009_PressRelease.pdf

- May 18, 2009 - Announces First Annual Charitable Awards
  http://davlinfunds.org/May2009_PressRelease.pdf

- July 21, 2008 - Launch Release
  http://davlinfunds.org/Launch_Press_Release_June_2008_Final.pdf

Newsletters:

- November 2010 Newsletter
  http://hosted.verticalresponse.com/535051/fdd5dbc4a5/1502501675/8d9a7daf36/

- July 2010 Newsletter
  http://hosted-p0.vresp.com/535051/5a7766bb79/ARCHIVE

- March 2010 Newsletter
 http://hosted.verticalresponse.com/535051/168d84a892/1502501675/8d9a7daf36/

- November 2009 Newsletter
  http://hosted.verticalresponse.com/535051/2ef675a74b/1502501675/8d9a7daf36/

In The News:

- September 1, 2008 - Investment News
  http://www.investmentnews.com/apps/pbcs.dll/article?AID=2008309019995

- July 23, 2008 - The Chronicle of Philanthropy
  http://philanthropy.com/news/prospecting/index.php?id=5256

- July 23, 2008 - Boston Business Journal
  http://www.bizjournals.com/boston/stories/2008/07/21/daily27.html?surround=lfn

- July 22, 2008 - Patriot Ledger (also appeared in the Waltham News-Tribune and Metro-West Daily News)
  http://www.patriotledger.com/business/x2109422198/New-mutual-fund-has-charitable-approach

Form 990:

- Davlin Foundation 2012 Form 990
  http://www./davlinfunds.org/2012Form990.pdf

How to Invest & Forms - http://davlinfunds.org/invest.html

Steps to Open an Account:

1. Please print and read the entire Prospectus and Application.

To download and view the Prospectus and Application, you must have previously installed a version of Adobe Acrobat Reader. Click below if you wish to download the most current version of Acrobat Reader. This is a free download.

Link to Adobe Acrobat Reader

2. Mail completed application with check payable to Davlin Philanthropic Fund to:

Davlin Philanthropic Fund
C/O Mutual Shareholder Services
8000 Town Centre Drive - Suite 400
Broadview Heights, OH 44147

Please note that the minimum required investments are:

Regular Account Minimum: $2,500 Initial, $100 Subsequent
IRAs Minimums: $1,500 Initial, $100 Subsequent

Required Forms:

Prospectus

March 2013 Annual Report

General Application

IRA Application

IRA Transfer/Rollover

Change of Charitable Designation Form

IRA Disclosure Statement/Custodian Account Agreement

Approved Charities List

Application for the Approved Charities List

Statement of Additional Information

XBRL Filing - XBRL Reader Required

Archives

Past performance is not indicative of future performance. Investors should consider the investment objectives, risks, and charges and expenses of investing in the Fund carefully before investing. The Fund's Prospectus contains this and other information about the Fund. Prospectuses are available by clicking on the link above or by contacting us toll-free at 1-877-DAVLIN-8 or 1-877-328-5468. The Prospectus should be read carefully before investing.

Annual Reports:

March 2012 Annual Report

March 2011 Annual Report

March 2010 Annual Report

March 2009 Annual Report

Semi-Annual Reports:

September 2012 Semi-Annual Report

September 2011 Semi-Annual Report

September 2010 Semi-Annual Report

September 2009 Semi-Annual Report

September 2008 Semi-Annual Report

Approved Charities List - http://davlinfunds.org/approvedcharitieslist.html

Charity ID	Name	URL
000	At the Board's Discretion	
100	CULTURE - EDUCATION - FORMAL - AFTER SCHOOL PROGRAMS, CONTINUING EDUCATION, ETC.	Specific charities to be chosen by the Trustees
101	CULTURE - EDUCATION - INFORMAL - MUSEUMS, ZOOS, LIBRARIES, HISTORIC PRESERVATION, ETC.	Specific charities to be chosen by the Trustees
102	CULTURE - ARTS - PERFORMING - MUSIC, DANCE, THEATRE, ETC.	Specific charities to be chosen by the Trustees
103	CULTURE - ARTS - VISUAL - PAINTING, SCULPTURE, CERAMICS, ETC.	Specific charities to be chosen by the Trustees
104	HUMAN SERVICES - FOOD & CLOTHING	Specific charities to be chosen by the Trustees
105	HUMAN SERVICES - SHELTER	Specific charities to be chosen by the Trustees
106	HUMAN SERVICES - HEALTH	Specific charities to be chosen by the Trustees
107	HUMAN SERVICES - DISABILITIES - MENTAL & PHYSICAL WELL-BEING	Specific charities to be chosen by the Trustees
108	HUMAN SERVICES - EMPLOYMENT	Specific charities to be chosen by the Trustees
109	ENVIRONMENT - CONSERVATION - HABITS, ANIMALS, ETC.	Specific charities to be chosen by the Trustees
110	ENVIRONMENT - CONSERVATION - QUALITY - CLIMATE, AIR WATER, TOXICS,	Specific charities to be chosen by the Trustees

	ETC.	
111	Aaron Diamond AIDS Research Center	www.adarc.org
112	Academy for Educational Development	www.aed.org
113	ACCION International	www.accion.org
114	Action Against Hunger	www.actionagainsthunger.org
430	Action in Community Through Service	www.actspwc.org
115	Actors' Fund of America	www.actorsfund.org
116	Adventist Development and Relief Agency International	www.adra.org
117	African Wildlife Foundation	www.awf.org
118	ALS Association	www.als.org
119	Alzheimer's Association	www.alz.org
120	America Cares	www.americacares.org
121	American Academy of Arts & Sciences	www.amacad.org
483	American Architectural Foundation	www.archfoundation.org/
122	American Association for the Advancement of Science	www.aaas.org
414	American Association of Museums	www.aam-us.org
471	American Bird Conservancy	www.abcbirds.org/
123	American Diabetes Association	www.diabetes.org
124	American Farm School	www.americanfarmschool.org
472	American Forests	www.americanforests.org
125	American Heart Association	www.americanheart.org
423	American Hospice Foundation	www.americanhospice.org
126	American Kidney Fund	www.kidneyfund.org
127	American Lung Association	www.lungusa.org
128	American Museum of Natural History	www.amnh.org
129	American Philosophical Society	www.amphilsoc.org
130	American Red Cross	www.redcross.org/
131	American Society for the Prevention of Cruelty to Animals	www.aspca.org
132	American-Nicaraguan Foundation	www.aidnicaragua.org
133	America's Promise Alliance	www.americaspromise.org
416	Angel Flight East	www.angelflighteast.org
490	Angel Flight Mid-Atlantic	www.angelflightmidatlantic.org/
135	Angel Flight New England	www.angelflightne.org
444	Aplastic Anemia and MDS International Foundation	www.aamds.org
463	APVA Preservation Virginia	www.apva.org
443	Arlington Free Clinic	www.arlingtonfreeclinic.org
136	Army Emergency Relief	www.aerhq.org
137	Art Institute of Chicago	www.artic.edu

138	Arthritis Foundation	www.arthritis.org
513	Artists for Humanity	www.afhboston.org
139	Arts & Business Council of Greater Boston	www.artsandbusinesscouncil.org
413	Arts & Business Council of New York	www.artsandbusiness-ny.org/
438	Asthma and Allergy Foundation of America	www.aafa.org
502	Bay Cove Human Services	www.baycove.org
492	Becker College	www.becker.edu
140	BELL Foundation	www.bellnational.org
496	Belmont Hill School	www.belmonthill.org
485	Best Buddies	www.bestbuddiesma.org
141	Big Brother Big Sisters of America	www.bbbs.org
142	Big Brother Big Sisters of Mass Bay	www.bbbsmb.org
143	Birthday Wishes	www.birthdaywishes.org
144	Books For Africa	www.booksforafrica.org
145	Boston Athenaeum	www.bostonathenaeum.org
146	Boston Center for Arts	www.bcaonline.org
147	Boston Children's Museum	www.bostonchildrensmuseum.org
148	Boston Early Music Festival	www.bemf.org
259	Boston Harbor Island Alliance	www.islandalliance.org
503	Boston Healthcare for the Homeless	www.bhchp.org
497	Boston University	www.bu.edu
495	Bostonian Society (The)	www.bostonhistory.org
149	Bottom Line	www.bottomline.org
150	Boy Scouts of America	www.scouting.org
151	Boys and Girls Club of America	www.bgca.org
152	Boys and Girls Clubs of Boston	www.bgcb.org
153	Brain Injury Association USA	www.biausa.org
451	Brainfood	www.brain-food.org
154	Brandywine Conservancy	www.brandywineconservancy.org
155	Breast Cancer Research Foundation	www.bcrfcure.org
508	Bridge Over Troubled Waters, Inc.	www.bridgeotw.org
156	Brooklyn Botanic Garden	www.bbg.org
157	Brother's Brother Foundation	www.brothersbrother.org
158	Cantata Singers	www.cantatasingers.org
159	Cape & Islands Gay & Straight Youth Alliance	www.cigsya.org
470	Capitol Hill Arts Workshop	www.chaw.org
160	CARE	www.care.org
429	Carpenter's Shelter	www.carpentersshelter.org
161	Carter Center	www.cartercenter.org
162	Catalogue for Philanthropy	www.catalogueforphilanthropy.org
163	Catholic Healthcare West	www.chwhealth.org

164	Catholic Medical Mission Board	www.cmmb.org
165	Catskill Center	www.catskillcenter.org
166	Catskill Mountain Foundation	www.catskillmountain.org
167	Cedars-Sinai Medical Center	www.csmc.edu
452	Center for Adoption Support and Education	www.adoptionsupport.org
168	Central Park Conservancy	www.centralparknyc.org
445	Central Virginia Foodbank	www.cvfb.org
169	Charles River Watershed Association	www.crwa.org
170	Chicago Botanic Garden	www.chicagobotanic.org
171	Children International	www.children.org
172	Children's Aid Society	www.childrensaidsociety.org
173	Children's Healthcare of Atlanta Foundation	www.choa.org
174	Children's Hospital - Aurora, CO	www.thechildrenshospital.org
175	Children's Hospital of Boston	www.childrenshospital.org
176	Children's Hospital of Los Angeles	www.childrenshospitalla.org
177	Children's Hospital of Philadelphia	www.chop.edu
178	Children's Hunger Fund	www.childrenshungerfund.org
179	Children's Memorial Hospital - Chicago	www.childrensmemorial.org
462	Children's Museum of Richmond	www.c-mor.org
180	Children's Network International	vwww.childrensnetworkinternational.org
181	Children's Scholarship Fund	www.scholarshipfund.org
182	Christian Children's Fund	www.christianchildrensfund.org
183	Christian Foundation for Children & Aging	www.cfcausa.org
184	Church World Service	www.churchworldservice.org
185	Cincinnati Children's Hospital Medical Center	www.cincinnatichildrens.org
186	City of Hope	www.cityofhope.org
187	City Year	www.cityyear.org
188	Citymeals-on-Wheels	www.citymeals.org
189	CITYSPROUTS	www.citysprouts.org
458	Civil War Preservation Trust	www.civilwar.org
191	CLARKE School for the Deaf/Center for Oral Education	www.clarkeschool.org
192	Cleveland Clinic Foundation	www.clevelandclinic.org
193	Cleveland Housing Network	www.chnnet.com
194	Coalition for Buzzards Bay	www.savebuzzardsbay.org
465	College Summit	www.collegesummit.org
464	Communities in Schools National Office	www.cisnet.org
195	Community FoodBank of New Jersey	www.njfoodbank.org
196	Community Music Center of Boston	www.cmcb.org
197	Compassion International	www.compassion.com
198	Concord Museum	www.concordmuseum.org

199	Conservation Fund	www.conservationfund.org
200	Conservation International	www.conservation.org
201	Convoy of Hope	www.convoyofhope.org
202	Covenant House	www.covenanthouse.org
203	CURE International	www.helpcurenow.org
446	CureSearch National Childhood Cancer Foundation	www.curesearch.org
204	Cystic Fibrosis Foundation	www.cff.org
425	D.C. Central Kitchen	www.dccentralkitchen.org
205	Dana-Farber Cancer Institute	www.dana-farber.org
469	Dance Place	www.danceplace.org
206	Dave Thomas Foundation for Adoption	www.davethomasfoundation.org
467	DC Youth Orchestra Program	www.dcyop.org
494	Deaf Welcome Foundation	www.deafwelcome.org
514	Declaration Initiative	www.declarationinitiative.org
207	Denver Art Museum	www.denverartmuseum.org
208	Diabetes Research Institute Foundation	www.diabetesresearch.org
209	Direct Relief International	www.directrelief.org
210	Disabled American Veterans	www.dav.org
437	DKT International	www.dktinternational.org
211	Doctors Without Borders USA	www.doctorswithoutborders.org
433	Doorways for Women and Families	www.doorwaysVA.org
493	Dream House for Medically Fragile Children, Inc.	www.dreamhouseforkids.org
212	Dress for Success Worldwide	www.dressforsuccess.org
213	Ducks Unlimited	www.ducks.org
214	Earthwatch Institute	www.earthwatch.org
215	Easter Seals	www.easterseals.com
216	Elizabeth Stone House	www.elizabethstonehouse.org
481	Environmental Film Festival in the Nation's Capital	www.dcenvironmentalfilmfest.org/
374	Eric Carle Museum of Picture Book Art	www.picturebookart.org
217	Father Flanagan's Boys Town	www.boystown.org
218	Feed the Children	www.feedthechildren.org
134	Feeding America	http://feedingamerica.org/
219	FIRST	www.usfirst.org
220	First Book	www.firstbook.org
221	Fisher House Foundation, Inc.	www.fisherhouse.org
473	Fauna & Flora International	www.fauna-flora.org
222	Florida School Choice Fund dba Florida PRIDE	www.floridapride.org
434	Food & Friends	www.foodandfriends.org

223	Food Allergy & Anaphylaxis Network	www.foodallergy.org
224	Food Bank For New York City	www.foodbanknyc.org
225	Food For the Poor	www.foodforthepoor.org
226	Foundation for the National Institutes of Health	www.fnih.org
227	Free Library of Philadelphia	www.freelibrary.org
478	FreshFarm Markets	www.freshfarmmarkets.org
228	From the Top	www.fromthetop.org
431	Fuel Fund of Maryland	www.fuelfundmaryland.org
229	Gifts In kind International	www.giftsinkind.org
230	Girl Scouts of America	www.girlscouts.org
231	Girls Incorporated	www.girlsinc.org
232	Give Kids The World Trust, Inc	www.gktw.org
233	Gleaning For The World	www.gftw.org
234	Global Impact	www.charity.org
235	Goodwill	www.goodwill.org
236	Greater Baton Rouge Food Bank	www.brfoodbank.org
237	Greater Boston Youth Symphony	www.bysoweb.org
238	Greater Chicago Food Depository	www.chicagosfoodbank.org
239	Habitat for Humanity	www.habitatforhumanity.org
409	Hands Together for Haiti	www.handstogether.org
240	Harwich Junior Theatre	www.hjtcapecod.org
507	Hatun Runa	www.hatunruna.org
241	Heart to Heart International	www.hearttoheart.org
242	Heifer Project International	www.heifer.org
243	Help Hospitalized Veterans	www.hhv.org
244	Horizons for Homeless Children	www.horizonsforhomelesschildren.org
435	House of Ruth, Washington, D.C.	www.houseofruth.org
245	Houston Food Bank	www.houstonfoodbank.org
246	Huntington Library, Art Collections, and Botanical Gardens	www.huntington.org
247	Hyde Square Task Force	www.hydesquare.org
248	Indian Hill Music	www.indianhillmusic.org
249	Infante Sano	www.infantesano.org
250	Institute of International Education	www.iie.org
251	Interchurch Medical Assistance	www.imaworldheath.org
252	International Aid	www.internationalaid.org
253	International AIDS Vaccine Initiative	www.iavi.org
254	International Medical Corps	www.imcworldwide.org
255	International Medical Equipment Collaborative	www.imecamerica.org
256	International Relief Teams	www.irteams.org

257	International Rescue Committee	www.theirc.org
453	Iona Senior Services	www.iona.org
258	Isabella Stewart Gardner Museum	www.gardnermuseum.org
491	Ixtatan Foundation	www.ixtatan.org
260	JA Worldwide	www.ja.org
499	Jacob's Pillow Dance Festival, Inc.	www.jacobspillow.org/
509	Jed Foundation	www.jedfoundation.org
432	Jewish Foundation for Group Homes	www.jfgh.org
261	Jimmy Fund - Dana-Farber Cancer Institute	www.jimmyfund.org
459	John F. Kennedy Center for the Performing Arts	www.kennedy-center.org
263	Jose Mateo's Ballet Theater	www.ballettheatre.org
264	Jumpstart - Northeast	www.jstart.org
265	Junior Achievement Worldwide	www.ja.org
266	Juvenille Diabetes Research Foundation	www.jdrf.org
267	KCET/Community Television of Southern California	www.KCET.org
268	Key Program	www.key.org
269	Kids In Distressed Situations, Inc.	www.kidsdonations.org
270	Kidstokids	www.kidstokids.org
271	Kingsway Charities	www.kingbf.org
272	La Jolla Playhouse	www.lajollaplayhouse.org
474	Land Trust Alliance	www.landtrustalliance.org
273	Leukemia & Lymphoma Society	www.leukemia-lymphoma.org
274	Lighthouse for the Blind	www.lhb.org
275	Lincoln Center for Performing Arts	www.lincolncenter.org
276	Lloyd Center for the Environment	www.lloydcenter.org
277	Local Initiatives Support Corp.	www.lisc.org
278	Los Angeles Opera	www.losangelesopera.com
279	Lyric Opera of Chicago	www.lyricopera.org
280	Make-A-Wish Foundation	www.wish.org
281	MAP International	www.map.org
282	March of Dimes Birth Defects Foundation	www.marchofdimes.com
283	Marine Corps Scholarship Foundation	www.mcsf.com
284	Marine Toys for Tots Foundation	www.toysfortots.org
285	Maryland Food Bank	www.mdfoodbank.org
286	MASS MoCA	www.massmoca.org
287	Massachsetts Audubon Society	www.massaudubon.org
288	Massachusetts Society for Prevention for Cruelty to Children	www.MSPCC.org
289	MassRecycle	www.massrecycle.org
290	Matthew 25 Ministries	www.m25m.org

461	Maymont Foundation	www.maymont.org
291	Medical Missions For Children	www.mmfc.org
292	Medical Teams International	www.medicalteams.org
436	Melwood	www.melwood.org
293	Memial Sloan-Kettering Cancer Center	www.mskcc.org
294	Memphis Zoo	www.memphiszoo.org
295	Mercy Corps	www.mercycorps.org
296	Metropolitan Museum of Art	www.metmuseum.org
297	Metropolitan Opera Association	www.metoperafamily.org
298	Minnesota Orchestra	www.minnesotaorchestra.org
299	Minnesota Public Radio	http://minnesota.publicradio.org
300	Multi - Service Center	www.multiservicecenter.org
301	Muscluar Dystrophy Association	www.mda.org
302	Museum of Fine Arts, Boston	www.mfa.org
303	Museum of Fine Arts, Houston	www.mfah.org
304	Museum of Modern Art, New York	www.moma.org
305	National Academy of Sciences	www.nas.edu
420	National Alliance to End Homelessness	www.endhomelessness.org/
306	National Audubon Society	www.audubon.org
307	National Cancer Coalition	www.nationalcancercoalition.org
415	National Center for Family Literacy	www.famlit.org
427	National Council on Aging	www.ncoa.org
426	National Federation of the Blind	www.nfb.org
308	National Foundation for Cancer Research	www.nfcr.org
457	National Gallery of Art	www.nga.gov
309	National Marine Life Center	www.nmlc.org
310	National Military Family Association, Inc.	www.nmfa.org
311	National Multiple Sclerosis Society	www.nationalmssociety.org
312	National Multiple Sclerosis Society, Central New England Chapter	http://mam.nationalmssociety.org
442	National Prostate Cancer Coalition	www.zerocancer.org
313	National Public Radio	www.npr.org
475	National Recycling Coalition	www.nrc-recycle.org
314	National Sept. 11th Memorial & Museum	www.national911memorial.org
315	National Trust for Historical Preservation in the US	www.preservationnation.org
486	Tuberous Sclerosis Alliance	www.tsalliance.org
316	National Wildlife Federation	www.nwf.org
424	Nat'l Campaign to Prevent Teen and Unplanned Pregancy	www.thenationalcampaign.org/
317	Nature Conservancy	www.nature.org
318	Navy-Marine Corps Relief Society	www.nmcrs.org

319	Nelson-Atkins Museum of Art	www.nelson-atkins.org
320	Nemours Foundation	www.nemours.org
321	Nevada Cancer Institute	www.nevadacancerinstitute.org
322	New England Aquarium	www.neaq.org
323	New England Forestry Foundation	www.newenglandforestry.org
324	New England Wild Flower Society at Garden in the Woods	www.newfs.org
418	New Jersey Blind Citizens Association	www.njbca.org
325	New York Historical Society	www.nyhistory.org
326	New York Public Library	www.nypl.org
327	New York-Presbyterian Hospital	www.nyp.org
328	Newark Museum	www.newarkmuseum.org
329	Newseum	www.newseum.org
505	North Bennett Street School	www.nbss.edu
330	North Shore - LIJ Health System Foundation	www.northshorelij.com
412	Northern Illinios Food Bank	www.northernilfoodbank.org
331	Operation Blessing International	www.ob.org
332	Operation USA	www.opusa.org
466	Orphan Foundation of America	http://orphan.org/index.php
511	Our Time Theatre Company, Inc.	www.outtimestutter.org/
333	Oxfam America	www.oxfamamerica.org
334	Paralyzed Veterans of America	www.pva.org
500	Parmenter VNA & Community Care, Inc.	www.parmenter.org/
441	Parkinson's Action Network	www.parkinsonsaction.org
335	Partners In Health	www.pih.org
336	PATH- Program for Appropriate Technology in Health	www.path.org
337	Pathfinder International	www.pathfind.org
338	Peabody Essex Museum	www.pem.org
410	Peace Games National Office	www.peacegames.org
339	PetSmart Charities	www.petsmartcharities.org
340	Pew Charitable Trust	www.pewtrusts.org
341	Philadelphia Museum of Art	www.philamuseum.org
504	Phillips Academy - Andover	www.andover.edu
477	Piedmont Environmental Council	www.pecva.org
422	Points of Light Foundation	www.pointsoflight.org
342	Political Asylum/Immigration Representation Project	www.pairproject.org
479	Potomac Conservancy	www.potomac.org
343	Preservation Massachusetts	www.preservationmass.org
344	Project Hope - People to People Health Foundation	www.projecthope.org

345	Public Broadcasting Service	www.pbs.org
375	Public Theatre/ Shakespeare Festival	www.publictheater.org
447	Pulmonary Hypertension Association	www.phassociation.org
346	Rady Children's Hospital - San Diego	www.chsd.org
476	Rails to Trails Conservancy	www.railstotrails.org
347	Raw Art Works	www.rawart.org
348	REACH Beyond Domestic Violence	www.reachma.org
349	Reach Out and Read	www.reachoutandread.org
450	Red Wiggler Community Farm	www.redwiggler.org
482	Richmond SPCA	www.richmondspca.org
460	Richmond Symphony	www.richmondsymphony.com
350	Robert W. Woodruff Arts Center	www.woodruffcenter.org
351	Robin Hood Foundation	www.robinhood.org
352	Roger Williams Zoo	www.rwzoo.org
353	Romanian Children's Relief	www.rcr.org
354	Rotary Foundation	www.rotary.org
448	Sacred Heart Center	www.shcrichmond.org
355	Salvation Army	www.salvationarmy.org
356	San Francisco Opera Association	www.sfopera.com
357	San Francisco Symphony	www.sfsymphony.org
358	Save the Bay (Narragansett Bay)	www.savebay.org
359	Save The Children	www.savethechildren.org
360	Save the Harbor/Save the Bay (Boston)	www.savetheharbor.org
361	Scholarship America	www.scholarshipamerica.org
506	Service Dogs of Virginia	www.servicedogsva.org
362	Shriners Hospitals for Children	www.shrinershq.org
363	Smile Train	www.smiletrain.org
364	Smithsonian Institute	www.si.edu
421	SOME	www.some.org
365	SpeakEasy Stage Company	www.speakeasystage.com
366	Special Olympics	www.specialolympics.org
367	Special Operations Warrior Foundation	www.specialops.org
439	Spina Bifida Association	www.spinabifidaassociation.org
368	Spread the Bread	www.spreadthebread.org
510	St. George's School	www.stgeorges.edu/
369	St. Mary's Food Bank Alliance	www.firstfoodbank.org
370	Sudbury Valley Trustees	www.sudburyvalleytrustees.org
371	Susan G. Komen for the Cure	www.cms.komen.org
515	Tanzanian Children's Fund	www.tanzanianchildrensfund.org
372	Teach For America Development Office	www.teachforamerica.org
373	Teen Empowerment	www.teenempowerment.org

512	Theatre for a New Audience	http://www.tfana.org/
456	Thomas Jefferson Foundation	www.monticello.org
376	Toxics Action Center	https://www.oursecureserver.org/toxicsaction/index.htm
501	Trinity College	www.trincoll.edu/
377	Trust for Public Land	www.tpl.org
378	Trustees of Reservations	www.thetrustees.org
379	Unicef	www.unicefusa.org
380	Union Rescue Mission	www.urm.org
381	United Cerebral Palsy	www.ucp.org
382	United Nations Foundation	www.unfoundation.org
383	United Negro College Fund	www.uncf.org
384	United Service Organization	www.uso.org
385	United States Golf Association	www.usga.org
386	United Way of America	www.supportunitedway.org
498	University of Pittsburgh	www.pitt.edu
387	University of Pittsburgh Medical Center	www.upmc.com
388	University of Texas/ Anderson Cancer Center	www.mdanderson.org
389	USS Constitution Museum	www.ussconstitutionmuseum.org
390	Van Andel Institute	www.vai.org
391	Veteran Homestead	www.veteranhomestead.org
417	VHL Family Alliance	www.VHL.org
455	Virginia Historical Society	www.vahistorical.org/
484	Virginia Military Institute	www.vmi.edu
392	Volunteers of America	www.voa.org
411	VSA Arts	www.vsarts.org
480	Washington Parks and People	www.washingtonparks.net
393	WBUR FM	www.wbur.org
440	Wellness Community	www.wellnesscommunitydc.org/
488	WERS	www.wers.org
394	WETA/Greater Washington Educational Telecom. Assoc.	www.weta.org
395	WGBH Educational Foundation	www.wgbh.org
396	Whale Center of New England	www.whalecenter.org
397	Wildlife Conservation Society	www.wcs.org
449	William Byrd Community House	www.wbch.org
398	William J. Clinton Foundation	www.clintonfoundation.org
399	WNET/ Educational Broadcasting Corporation	www.thirteen.org
419	WNRN	www.wnrn.org
468	Woolly Mammoth Theatre Company	www.woollymammoth.net
454	Work, Achievement, Values, & Education	www.waveinc.org

400	World Emergency Relief	www.wer-us.org
401	World Vision	www.worldvision.org
402	World Wildlife Fund	www.worldwildlife.org
489	WRNI	www.wrni.org
487	WUMB	www.wumb.org
403	Year Up	www.yearup.org
404	YMCA	www.ymca.net
405	YouthBuild USA	www.youthbuild.org
406	YWCA of the USA	www.ywca.org
428	Zero to Three	www.zerotothree.org
407	Zoological Society of San Diego	www.sandiegozoo.org
408	Zumix	www.zumix.org

The Team - http://davlinfunds.org/Team.html

William E. B. Davlin, Founder

Bill was graduated with a BS in Mechanical Engineering from Lafayette College in 1988, and earned his MBA in Finance from Fordham University in 1994. Bill began his career in finance in a training program at the The Equitable Financial Companies and then moved on to become a financial analyst. When the opportunity came along to join the Royce Funds family of small cap value mutual funds in the fall of 1992, Bill took it. Starting as an analyst, Bill later managed a sub-portfolio for the firm. Bill was then recruited to join Burst Media, an internet startup, as CFO, where he helped lead the company to a successful IPO on the AIM in London in 2006. Bill then began working on his professional dream – a way to combine his love of stock picking with a strong interest in Philanthropy, leading to the launch of the Davlin Philanthropic Fund in June, 2008.

H. Fairfax Ayres, III

Fax was graduated with a BA in History from Northwestern University in 1988. After working in Alaska for six years, three of them as a bush pilot, he went on to earn his MBA from the Darden Graduate School of Business at the University of Virginia in 1996. Fax then joined the Royce Funds as an analyst, later managing a sub-portfolio for the firm. Presented with the opportunity to return to Charlottesville, VA, Fax took the CFO position at the Thomas Jefferson Foundation (Monticello). In addition to his work at the fund, he and his wife own and operate Splendora's, an authentic Italian gelateria and espresso bar in Charlottesville.

For more information on the rest of our team, visit one of the links below:

Davlin Philanthropic Fund Board of Directors

Accounting and Administration

Davlin Philanthropic Fund Board of Directors - http://davlinfunds.org/DPFBoardofDirectors.html

William E. B. Davlin, President

Bill was graduated with a BS in Mechanical Engineering from Lafayette College in 1988, and earned his MBA in Finance from Fordham University in 1994. Bill began his career in finance in a training program at the The Equitable Financial Companies and then moved on to become a financial analyst. When the opportunity came along to join the Royce Funds family of small cap value mutual funds in the fall of 1992, Bill took it. Starting as an analyst, Bill later managed a sub-portfolio for the firm. Bill was then recruited to join Burst Media, an internet startup, as CFO, where he helped lead the company to a successful IPO on the AIM in London in 2006. Bill then began working on his professional dream – a way to combine his love of stock picking with a strong interest in Philanthropy, leading to the launch of the Davlin Philanthropic Fund in June, 2008.

James F. Dwinell, III

Mr. Dwinell is a Director at the Cambridge Trust Company, where his 47 year career began as a management trainee and culminated in his position as President and CEO. Mr. Dwinell's philanthropic accomplishments rival his banking background – he has served as a Trustee of the Mt. Auburn Hospital, the Mt. Auburn Foundation, the Plimoth Plantation, the Belmont Hill School, Harvard Magazine, Cambridge Mental Health, the Cambridge Day Care Agency, the Concord Museum, Choate Rosemary Hall School, the Longy School of Music and more. He received his undergraduate degree from Harvard University and his graduate degree from the Stonier Graduate School of Banking.

G. Keith Funston, Jr.

Mr. Funston is the owner of the Funston Antiques Company and a Director of FNX Corp. He has served as the COO of InSite/NuStone Surfacing, Inc and CFO and President of Advanced Energy Dynamics. His charitable involvements include serving as Board Treasurer for the Earthwatch Institute and Governor for the North Bennet Street School and prior service as a Governor for the Concord Museum and Board Treasurer for CenterHouse (Bay Cove). Keith holds a B.A. in history from Trinity College and an MBA from Wharton.

George E. McCully

Mr. McCully is a Renaissance Historian and author of Philanthropy Reconsidered. He is the creator of the Massachusetts Catalogue for Philanthropy, and serves on the board of the Ellis L. Phillips Foundation. Mr. McCully has also served on the boards of the New England Wildflower Society, Crossroads Community Foundation, and the Center for Plant Conservation. He holds an M.A. and Ph.D. from Columbia University.

For more information on the rest of our team, visit one of the links below.

William E. B. Davlin, Founder

H. Fairfax Ayres, III

Accounting and Administration

Accounting & Administration - http://davlinfunds.org/AccountingAdmin.html

Fund Accountant and Transfer Agent
Mutual Shareholder Services, LLC

8000 Town Center Drive, Suite 400
Broadview Heights, OH 44147

Legal Counsel
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, OH 45202-4089

Custodian
Huntington National Bank
7 Easton Oval EA4E72
Columbus, OH 43219

Accountants
BBD, LLP
1835 Market Street, 26th Floor
Philadelphia, PA 19103

For more information on the rest of our team, visit one of the links below:

William E. B. Davlin, Founder

H. Fairfax Ayres, III

Davlin Philanthropic Fund Board of Directors

Contact - http://davlinfunds.org/contact.html

For Shareholders Services please contact:

Davlin Philanthropic Fund
C/O Mutual Shareholder Services
8000 Town Centre Drive - Suite 400
Broadview Heights, OH 44147
1-877-Davlin-8
1-877-328-5468

For Davlin Fund Advisors please contact:

Davlin Fund Advisors
44 River Road, Suite A
Wayland, MA 01778-1829
508-276-1705
BDavlin@DavlinFunds.org

FAQ's - http://davlinfunds.org/faqs.html

1. You mean I can now donate to my favorite charity the money I would normally pay to the Investment Adviser?

Yes. The Davlin Philanthropic Fund charges 1.50 percent plus any additional fees that take place when we buy other funds, like a money market fund. For FY2013, out total expense ratio was 1.54 percent. With the Davlin Philanthropic Fund, you can now pay a large portion of that fee to your favorite charity instead of your Investment Adviser. We commit up front to donating 0.50 percent of our fee to charity, plus any additional amount of the remainder that would represent a profit to the Investment Adviser. As we grow the fund and achieve the economies of scale, our goal is to donate 1.00 percent of our 1.50 percent fee to charity.

2. How does the matching program work and what is a Matching Premium?

Some or our investors, which we call Donation Matching Investors, allow their donations to be used to match other investor's donations. We refer to the amount of the match as the Matching Premium. For example, a $2.00 Matching Premium means that for every $1.00 of donation created by our typical investor, our Donation Matching Investors will donate an additional $2.00. Please keep in mind that this Matching Premium will change both up and down over time as the ratio between Donation Matching Investors and normal investors change with contributions and redemptions. It is also worth noting that the Davlin Foundation Board of Directors will decide which charities will receive the matching funds. To give you some idea, the March 2013 donation matches ranged from as little as $89.71 to as large as $5,275.60. On the low side, there was a small investor that had only accrued $10.29 in donations for their charity, so the Board used matching funds to make it an even $100.00 donation. On the larger side, the Board used matching funds to increase a $524.40 gift up to $5,800.00 for the Earthwatch Institute. Most importantly, all of the individual charities that were chosen by our investors received matching donations.

3. What motivated Mr. Davlin to launch the Davlin Philanthropic Fund?

"One of my previous bosses at the Royce Funds, Tom Ebright, advised me once to take the things I love doing most in life and make them part of my job. Tom firmly believed that this strategy would make you happy and successful as a person, father and friend. With years of hindsight, I agree. For me, the things that I love doing most in life are picking stocks and supporting children's charities. The Davlin Philanthropic Fund allows me to do both." – Bill Davlin

4. Do I get the tax benefit for making donations?

Yes. Investors get the full tax benefit of the donations without deducting them on their tax returns. Your donations are treated like the management fees, so the mutual fund returns are reported only **AFTER** the reduction of the donations and expenses. As such, you will not pay income or capital gains taxes on your donations. Since no taxes are paid on the donations, no further consideration is needed, or tax deduction permitted, by the shareholders. However, each investor should consult their tax specialist as to the tax impact of investing in this or any other mutual fund.

5. How many charities can I pick and can I change the charities in the future?

You can pick up to three charities from the Approved List and change your charities on an annual basis. To change your designated charities download a Charity Change Form and e-mail it to Charities@DavlinFoundation.org

6. Can I change the percent that each charity gets from my donations?

At present, we are only structured to split your donations equally. So if you pick two charities, each will receive 50 percent of your donations. If you pick three charities, each will split one third of your donations.

7. What if my favorite charities are not on the Approved List?

We look toward our investors to suggest new charities. Please read the FAQ's at the Davlin Foundation site to learn more about suggesting charities. Click Here

8. What charities are on the Approved List?

Please follow this link to the Approved List? Click Here

9. What is the criteria for a charity to get on the Approved List?

The Board of the Davlin Foundation establishes the criteria for approving charities. Please read the FAQ's at the Davlin Foundation site to learn more about the criteria. Click Here

10. What is the Davlin Foundation?

For regulatory and tax reasons, we were required to set up a 501(c)3 non-profit private foundation to control the donations to charities. As a result, the Davlin Fund makes its donations to the Davlin Foundation and the Davlin Foundation then makes its donations to the charities. The Foundation is run by an independent Board of Trustees. For more information, Click Here.

11. How are dividends, interest & capital gains distributed?

The Fund distributes net investment income and net gains annually, usually in December. You may either reinvest these distributions or have them mailed to you.

12. How often will statements be mailed?

Statements will be mailed quarterly, after each transaction or after any change in account registration. Tax information is mailed around Jan. 31 of the following year.

13. Where can I find the Fund's Price or Net Asset Value (NAV)?

Until the Fund reaches 1,000 shareholders or $25 million in assets, the daily NAV will not appear in the newspapers. You may obtain the NAV on internet quote sites by typing in the ticker (DPFDX), or by calling 877-DAVLIN-8 or 877-328-5468 toll free after 4PM EST or by visiting this website. Click Here

14. Can investors residing in foreign countries invest in the Fund?

Yes, if they have a valid Social Security or taxpayer ID number of if they complete a W8 form available from Shareholder Services.

15. How much should I invest in the Fund?

That depends on your financial situation. Most financial advisers recommend that no more than 10-20% of your portfolio be invested in any one fund.

16. What is the minimum investment allowed?

The minimum investment for a regular account is $2,500.00. For an IRA, the minimum investment is $1,500.

17. Are there any front-end or back-end loaded fees?

This Fund is a no-load with no redemption fees, except for a 1.0% fee on redemption of shares within 90 days.

18. With whom may I speak if I have additional questions?

Please contact Shareholder Services at 877-Davlin-8 or 877-328-5468 toll free.